EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MA 02116

                                                                                                            August 18, 2006

James O'Connor

Division of Investment Management

U.S. Securities and Exchange Commission

901 E Street, NW

Washington, D.C.  20004

RE:       Evergreen Equity Trust, File Nos. 333-37453 and 811-08413 (the “Registrant”)

            Post-Effective Amendment No. 98 to the Registration Statement on Form N-1A

            For the Evergreen Intrinsic Value Fund

Dear Mr. O'Connor:

In response to your comments to the Registrant’s Form N-1A filing made on July 14, 2006, pursuant to Rule 485(a) to include in the Evergreen Intrinsic Value Fund (the “Fund”) prospectus information relating to the performance of certain private accounts managed by Metropolitan West Capital Management, LLC (“MetWest”), the Fund’s sub-advisor (accession no. 0000907244-06-000247), please note the following responses:

Prospectus

Comment:       You requested that we state explicitly in the Fund’s prospectus that the prior performance presentation relates to accounts with substantially similar investment objectives and strategies as the Fund.

Response:      The requested disclosure has been added.

Comment:       You asked that we confirm in this letter that the composite performance information shown takes into account all substantially similar accounts managed by MetWest.  You noted that if the composite performance information excludes any substantially similar accounts, then an explanation as to why the exclusion does not cause the composite performance information to be misleading would be required.

Response:      The composite performance information is calculated based upon all substantially similar accounts managed by MetWest.

Comment:       You asked that we confirm that the composite performance information reflects the effect of any fees, expenses and sales loads applicable to the separate accounts and that we include a statement in the prospectus to the effect that the use of the Fund’s fees, expenses and sales loads would have resulted in lower performance information.

Response:      The composite performance information shown includes all actual expenses incurred by the accounts included in the composite and the requested disclosure is included in the prospectus.

We will file a post-effective amendment to the Registration Statement on or around August 18, 2006 to respond to your comments.  Please feel free to call me at (617) 210-3676 if you have any questions or would like any additional information.

                                                                                    Sincerely,

                                                                                    /s/ Catherine Kennedy

                                                                                    Catherine Kennedy, Esq.